[REPROS Letterhead]

October 25, 2012

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Jeffrey Riedler

Karen Ubell

Re:	Registration Statement on Form S-3 (Registration No. 333-184471) filed by Repros Therapeutics, Inc. (“Repros”) on October 17, 2012, as amended by Amendment No. 1 to Form S-3 filed on October 25, 2012

Ladies and Gentlemen:

Repros filed a Registration Statement on Form S-3 (Registration No. 333-184471) on October 17, 2012, as amended on October 25, 2012 by Amendment No. 1 to Form S-3 (such registration statement as amended, the “Registration Statement”), utilizing the “shelf” registration process, under which it may sell different types of securities, including Common Stock, Preferred Stock, Warrants to purchase Common Stock or Preferred Stock, Rights to purchase Common Stock or Preferred Stock and Units consisting of two or more of these classes of securities, in one or more offerings up to a total offering amount of $100,000,000.

Repros hereby requests that the effectiveness of the Registration Statement be accelerated to become effective on October 25, 2012, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

Repros acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Repros from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Repros may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Joseph S. Podolski
Joseph S. Podolski,
President and Chief Executive Officer